Exhibit 99.29

Management Discussion & Analysis

Prometic Life Sciences Inc.

For the quarter and the nine months ended

September 30, 2018

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MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader to better understand Prometic Life Sciences Inc.’s (“Prometic” or the “Corporation”) operations, financial performance and results of operations, as well as the present and future business environment. This MD&A has been prepared as of November 12, 2018 and should be read in conjunction with Prometic’s condensed interim consolidated financial statements for the quarter and nine months ended September 30, 2018. Additional information related to the Corporation, including the Corporation’s Annual Information Form, is available on SEDAR at www.sedar.com. All amounts in tables are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of the results of operations and the financial condition may contain forward-looking statements about Prometic’s objectives, strategies, financial condition, future performance, results of operations and businesses as of the date of this MD&A.

These statements are “forward-looking” because they represent Prometic’s expectations, intentions, plans and beliefs about the markets the Corporation operates in and on various estimates and assumptions based on information available to its management at the time these statements are made. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue”, “plan” or “pursue”, or the negative of these terms, other variations thereof or comparable terminology, are intended to identify forward-looking statements although not all forward-looking information contains these terms and phrases. Forward-looking information is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, regulatory approvals, the availability of funds and resources to pursue research and development (“R&D”) projects, the successful and timely completion of clinical studies, our ability to take advantage of business opportunities in the pharmaceutical industry, reliance on key personnel, collaborative partners and third parties, our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, currency fluctuations, the value of our intangible assets, negative operating cash flow, legal proceedings, uncertainties related to the regulatory process, general changes in economic conditions and other risks related to Prometic’s industry. More detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found in the Annual Information Form under the heading “Risks and Uncertainties Related to Prometic’s Business”.

Although Prometic has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Therefore, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements.

As a result, Prometic cannot guarantee that any forward-looking statement will materialize. Prometic assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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Prometic (www.prometic.com) is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF) biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (Small molecule therapeutics) stems from the insights into the interaction of two receptors which we believe are at the core of how the body heals: our small molecule drug candidates modulate these to promote tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is preparing to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis. The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential over existing technologies to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, and Europe.

UPDATE ON BUSINESS SEGMENTS ACTIVITIES

Prometic’s operations are divided into three distinct business operating segments: the Small molecule therapeutics segment, the Plasma-derived therapeutics segment and the Bioseparations segment.

Small molecule therapeutics segment

The business model for the Small molecule therapeutics segment is for Prometic to develop promising drug candidates such as PBI-4050 and to independently pursue commercialization activities for rare or orphan indications for the North American markets and possibly partner or out-license rights to commercialize the same in other territories. The Corporation plans to enter into partnerships for other larger medical indications and or geographical regions requiring a much more substantial local commercial reach and resources. It is generally not Prometic’s intention to independently undertake late-stage pivotal clinical trials (phase 3) in large indications, such as Chronic Kidney Disease (“CKD”) or Diabetic Kidney Disease (“DKD”) without the support of a strategic venture or big pharma partner.

The Corporation intends to focus initially on the development and regulatory advancement of its lead anti-fibrotic drug candidate PBI-4050 to obtain regulatory approval for the treatment of idiopathic pulmonary fibrosis (“IPF”) and/or Alström Syndrome (“AS”). PBI-4050 has been granted orphan drug designation by the FDA and the EMEA for these two indications, as well as a rare pediatric disease designation by the FDA for AS. The Investigational New Drug (“IND”) clearance for the pivotal phase 3 trial in IPF patients has been granted by the FDA and the Corporation expects to initiate this program upon completion of a partnership with a pharmaceutical company or upon other corporate events that would provide sufficient funding given the anticipated size of the upcoming pivotal phase 3 clinical trial.

AS is an ultra-rare disease and substantial unmet medical need. According to the National Organization for Rare Disorders (NORD), this severe fibrosis condition affects approximately 1200 patients globally and therefore the clinical program under discussion with the regulatory agencies may be one to be pursued by

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Prometic independently. The Corporation also intends to use the evidence from clinical activity in AS patients to expand the use of PBI-4050 and or its follow-on analogues for the treatment of other large unmet fibrotic diseases such as cardiac, pulmonary, kidney, Non-alcoholic steatohepatitis (“NASH”) and/or other types of liver fibrosis, pulmonary hypertension and scleroderma.

Fibrosis and Mechanism of Action

The Small molecule therapeutics segment is a small-molecule drug development business, with a pipeline of product candidates leveraging the discovery of the linked role of two receptors involved in the regulation of the healing process. Following an injury, the body has the ability to heal and regenerate damaged tissues. If an injury is overwhelming or chronic in nature, the tissue regeneration will be taken over by the fibrotic process or fibrosis. Fibrosis is characterized by the excessive accumulation of extracellular matrix (“ECM”) in damaged or inflamed tissues and is the common pathological outcome of many inflammatory and metabolic diseases. Numerous clinical conditions can lead to organ fibrosis and functional failure; in many disorders, acute or persistent inflammation is crucial to trigger the fibrotic response. The production of various profibrotic cytokines and growth factors by innate inflammatory cells results in the recruitment and activation of ECM producing myofibroblasts. There is currently a major unmet need for therapies that are able to effectively target pathophysiological pathways involved in fibrosis. Notable examples of medical conditions where fibrosis is at the core of organs losing functionality include: IPF, Chronic Kidney Disease, NASH and AS.

Prometic has observed that the “up-regulation” of receptor GPR40 concomitant with the “down-regulation” of receptor GPR84 promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates are agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. A significant number of manuscripts have been submitted for publication now that the Corporation has determined it has filed sufficient patents to adequately protect its portfolio of drug candidates that target these two receptors. The first manuscript was published on February 16, 2018 in the American Journal of Pathology, the official journal of the American Society of Investigational Pathology. The paper entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” documents the discovery of a novel antifibrotic pathway involving these two receptors and the activity of our lead drug candidate PBI-4050. This publication examines PBI-4050’s ligand affinity in vitro and in vivo. GPR40 and GPR84 are known to be involved in diverse physiological processes related to metabolic regulation and to inflammation, but the fundamental importance of these receptors in the fibrosis pathways has not been recognized until now. Through its binding to these receptors, PBI-4050 significantly attenuated fibrosis in many injury contexts, as evidenced by the global antifibrotic activity observed in the kidney, liver, heart, lung, pancreas, or skin. Other peer reviewed articles recently published include manuscripts entitled “Fatty acid receptor modulator PBI-4050 inhibits kidney fibrosis and improve glycemic control” published in the Journal of Clinical Investigation on May 17, 2018 and “PBI-4050 reduces stellate cell activation and liver fibrosis through modulation of intracellular ATP levels and LKB1-AMPK-Mtor pathway” published in the Journal of Pharmacology and Experimental Therapeutics.

The activity of drug candidates such as PBI-4050 has been observed in over 30 different preclinical models performed by the Corporation and by other universities or institutions in collaboration with the Corporation, such as Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute. PBI-4050 has also successfully completed three separate phase 2 clinical trials supporting the translation of such results into biologic activity in humans and helping pave the way for the upcoming initiation of a pivotal phase 3 clinical program. While the Small molecule therapeutics segment has several promising drug candidates, management has thus far focused its efforts on its anti-fibrotic lead drug candidate PBI-4050. With observed signs of clinical activity and favourable safety and tolerability profiles confirmed in hundreds of human subjects, Prometic is preparing follow-on analogues of PBI-4050, such as PBI-4547, for advancement into clinical programs.

PBI-4050, Prometic’s Lead Small Molecule Compound and Regulatory Designations PBI-4050 has been granted Orphan Drug Designation by the FDA and the EMA for the treatment of AS as well as for the treatment of IPF. PBI-4050 has also been granted a PIM (Promising Innovative Medicine) designation by the MHRA for the treatment of IPF and AS. Finally, PBI-4050 has also been granted rare pediatric disease designation by the FDA for the treatment of AS, which makes it eligible to receive a priority review voucher upon regulatory approval by the FDA.

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Summary Results of PBI-4050 Results in Three Completed Phase 2 Clinical Studies

Idiopathic pulmonary fibrosis

Idiopathic pulmonary fibrosis is a chronic, devastating, and ultimately fatal disease characterized by a progressive decline in lung function. It is a specific type of interstitial lung disease in which the small air sacs of the lung, the “alveoli,” gradually become replaced by fibrotic (scar) tissue and is the cause of worsening dyspnea (shortness of breath). IPF is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown. IPF usually occurs in adults between 50 and 70 years of age, particularly those with a history of cigarette smoking, and affects men more often than women. IPF affects about 130,000 people in the United States, with about 48,000 new cases diagnosed annually1. Approximately 40,000 people with IPF die each year, a similar number of deaths to those due to breast cancer2. The 5-year mortality rate for patients with IPF is estimated to range from 50% to 70% of those affected.

In gold standard preclinical models designed to emulate lung fibrosis in humans, PBI-4050 demonstrated significant anti-fibrotic activity. IPF is a very large orphan indication which remains an unmet medical need. While two drugs, nintedanib (OFEV®—Boehringer-Ingelheim) and pirfenidone (Esbriet®—Roche), have been approved for the treatment of IPF, neither of these drugs have succeeded in stabilizing the patients’ lung function. In addition, these two drugs are known to cause severe side effects which have limited their use in a significant number of IPF patients.

In addition to demonstrating that PBI-4050 (800 mg) administered once daily is safe and well tolerated in patients suffering from IPF, the objective of this study was to provide early evidence of clinical benefits of PBI-4050 treatment whether used alone or in addition to either of the current standard of care drugs, nintedanib or pirfenidone. 40 patients were enrolled in the study in six sites across Canada. The baseline characteristics of the subjects enrolled in this study were similar to those enrolled in prior IPF randomized controlled studies conducted by other pharmaceutical companies, namely ASCEND and INPULSIS.

Of a total of 40 subjects enrolled in the study, 9 subjects received PBI-4050 alone, 16 received PBI- 4050 & nintedanib and 15 received PBI-4050 & pirfenidone.

The results of the study showed that the mean change from baseline to Week 12 for Forced Vital Capacity (“FVC”), the total amount of air exhaled during a forced breath, was either positive (+1.9 mL) or nearly unchanged (-12.2 mL) for PBI-4050 + nintedanib and PBI-4050 alone, respectively, but was reduced (-102.0 mL) for PBI-4050 + pirfenidone. PBI-4050 pharmacokinetics were reduced for PBI-4050/pirfenidone, suggesting a possible drug-drug interaction. PBI-4050’s concentration in plasma was found to be sub-therapeutic at 50% of the expected level in patients that received the PBI-4050 and pirfenidone combination. See figure below.

[1]	Raghu G, Weycker D, Edelsberg J, Bradford WZ, Oster G. “Incidence and prevalence of idiopathic pulmonary fibrosis.” Am J Respir Crit Care Med 2006;174:810–816.
[2]-	Navaratnum V, Fleming KM, West J, et al. “The rising incidence of idiopathic pulmonary fibrosis in the UK.” Thorax 2011;66:462–467

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There were no serious adverse events requiring PBI-4050’s discontinuation. The most frequent adverse event seen in all groups was diarrhea, but this was less significant in the subjects treated with PBI-4050 alone than in the groups receiving either of the currently approved drugs for the treatment of IPF, which are well-known for their severe side effects. This study has provided data to support the safety and tolerability of PBI-4050 in IPF patients receiving the current standard of care.

Prometic also presented new clinical data assessing the effect of its lead small molecule candidate, PBI-4050, on blood biomarkers for the treatment of idiopathic pulmonary fibrosis at the American Thoracic Society (“ATS”) 2018 International Conference. The data presented included:

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PBI-4050 significantly increased levels of biomarkers known to have antifibrotic effects. Following 12 weeks of treatment, PBI-4050 increased the levels of IL-9, known to have antifibrotic activity, by 35% (p < 0.05); IL-7, which acts as a counter-regulator to the pro-fibrotic cytokine TGF-b, by 14% (p < 0.05); and MIP-1b, of which an increase may reflect a change in the balance between a pro-fibrotic and an inflammatory, wound-healing environment, by 11% (p < 0.05).

•	PBI-4050 positively affected IL-1Ra, which could have a protective role in fibrotic diseases, by 98% (p = 0.08).

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PBI-4050 in combination with nintedanib significantly decreased CCL-18 levels by 10% (p < 0.01). CCL-18 is a recognized marker of disease severity and elevated levels in serum are associated with a high-risk of disease progression.

Prometic received IND approval from the FDA to commence its PBI-4050 pivotal phase 3 clinical trial in patients suffering from IPF and has reached an agreement on the design of the trial.

Based on recommendations from the FDA, Prometic now will undertake an “all comers study”. The enrollment criteria will be greatly simplified so that the study will enroll patients with mild-to-moderate IPF, regardless of whether they are on background standard of care with nintedanib (OFEV®) or not. Therefore, the study will provide efficacy data on both PBI-4050 as a stand-alone drug candidate, and as an add-on to nintedanib, and will be part of the dataset to support a simple, all-inclusive indication “for the treatment of IPF”. Patients will be randomized to receive placebo, or one of two doses of PBI-4050 (800 mg or 1,200 mg) for a total of 52 weeks. An interim analysis will be conducted at 26 weeks. The primary endpoint is the annual rate of decline in forced vital capacity, the total amount of air exhaled during a forced breath, (expressed in mL) and measured over 52 weeks (mL/year). Patients taking pirfenidone will be excluded

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because of a known drug-drug interaction between pirfenidone and PBI-4050. The Corporation intends to initiate this pivotal PBI-4050 IPF phase 3 trial following the completion of a partnership with a pharmaceutical company or other corporate event providing sufficient funding. It has already identified the CRO to manage the execution of the clinical trial as well as clinical sites across the USA and Canada.

There are several other clinical indications with unmet medical needs that the Corporation is considering pursuing in due course. For instance, the positive clinical effect observed in the heart of AS patients bodes well for clinical program targeting various cardiomyopathies. Similarly, positive clinical effects observed on kidney and the liver of Type 2 Diabetes with Metabolic Syndrome (“T2DMS”) and AS patients supports the potential expansion of the clinical program in NASH and/or other types of liver fibrosis. Such programs may also be pursued with PBI-4050 and/or with follow-on analogues such as PBI-4547 and PBI-4425. These two drug candidates are amongst several analogues that have demonstrated similar performance to PBI-4050 in preclinical models, and in some cases, even superior performance. This portfolio of follow-on analogues provides Prometic with the opportunity to specifically target other indications with these two drug candidates, and expand commercial and partnering opportunities. The manufacturing processes for both PBI-4547 and PBI-4425 have been scaled up to enable the commencement of their respective clinical programs.

The Corporation intends to fund the development program for the above-mentioned compounds through a number of initiatives including: funds generated by the Bioseparations and Plasma-derived therapeutics business segments; funding achieved through strategic partnering with other pharmaceutical companies; and funding through financial partnerships or equity or debt funding.

Alström Syndrome (“AS”)

AS is a rare inherited autosomal recessive syndrome characterized by the onset of obesity in childhood or adolescence, type 2 diabetes with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis, involving the liver, kidney and heart. AS is also characterized by a progressive loss of vision and hearing, a form of heart disease that enlarges and weakens the heart muscle (dilated cardiomyopathy), and short stature. This AS disorder can also cause serious or life-threatening medical problems involving the liver, kidneys, bladder, and lungs.

To date, no satisfactory method of treatment has been approved in the USA for patients affected by AS. The clinical trial in AS patients is a very challenging test of the efficacy of PBI-4050. Prometic is currently investigating the effects of PBI-4050 on multiple organs in AS patients in an ongoing, open label, phase 2, clinical study in the UK with plans to expand the clinical program, both in the USA and elsewhere in Europe, once an optimal regulatory pathway has been defined with the FDA and the European Medicines Agency respectively.

The on-going AS study is an open-label, single-arm, phase 2 clinical trial in which the patients are treated with PBI-4050 (800 mg) once daily. Each patient is evaluated against their respective baseline and against their respective historical disease progression trend whenever available, given the severity of their medical conditions. The clinical study has enrolled 12 subjects. Given the evidence of clinical benefit and continuing safety and tolerability, the Data Safety Monitoring Board (“DSMB”) and Medicines and Healthcare products Regulatory Agency (“MHRA”) have allowed for two successive extensions of the duration of treatment. The duration of treatment has been extended from the original 24 weeks for an additional 36 weeks, and then once more for a further 12 weeks (a total of 72 weeks).

In addition to safety and tolerability endpoints, key secondary endpoints in this study include the assessment of the effect of PBI-4050 on liver stiffness using transient elastography (FibroScan®) as well as on the fat content and fibrosis burden in the liver using MRI. In addition, the effect of PBI-4050 on glucose, insulin, and lipid dynamics using the hyperinsulinemic-euglycemic clamp test, the histological changes seen in fat biopsies as well as the effect on additional pro-inflammatory and inflammatory, fibrotic, diabetic, and obesity biomarkers in blood and urine are also evaluated. The Corporation is pursuing the collection of the results of up to 10 years of prior investigations of particular relevance in documenting the disease course, including MRIs of the heart and FibroScan® results of the liver.

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To date, the subjects have received on average in excess of 52 weeks of treatment with PBI-4050. PBI-4050’s safety and tolerability has been confirmed over this extended period. A brief summary of the most significant findings is presented below.

Fibroscan results from the 10 subjects who received at least 36 weeks of treatment showed a statistically significant improvement in the measure of liver stiffness, from a mean of 10.2 kPa at baseline to a mean of 8.1 kPa at last measurement, an absolute decrease of 2.1 kPa (p = 0.0219, 95% CI -3.52, -0.46). Fibroscan is a non-invasive technique for clinical assessment of liver fibrosis with a high degree of accuracy and reproducibility, especially in patients with established fibrosis (≥ F2) (Cassinotto 2016). FibroScan® measurements for all patients were carried out by a single, experienced operator. To ensure test reliability, a minimum of 10 valid readings were taken per patient, with a required success rate of at least 60% and an interquartile range of <=30% of the median value.

Liver MRI data also indicated a mean reduction of -11% in the T1-corrected score between baseline and last available measurement (p=0.0195, 95% CI: -92.3, -9.8), which supports an improvement of liver fibrosis.

In addition to the preliminary evidence of efficacy observed on liver fibrosis presented above, analysis of the interim cardiac MRI data indicates a reduction of cardiac fibrosis in each patient after initiation of treatment with PBI-4050 (p<0.001). The figure below illustrates the progression of cardiac fibrosis expressed as a percent increase of the MRI score for each patient for whom three years or more of fibrosis data were available, and the reversal of said progression when patients were treated with PBI-4050. The length of the red dashed lines corresponds to the duration of fibrosis data and the length of the green dashed lines to the duration of PBI-4050 treatment for each patient.

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A major reduction of key urine biomarkers of ongoing kidney injury in the 12 subjects for whom Week 24 results are available was also observed. Finally, positive effects on other parameters of the liver and the fat tissue have also been observed and have been presented at scientific conferences.

The Corporation also recently published summary liver and fat biopsies analysis data. Dysfunctional adipose tissue involving enlargement of fat cells is known to increase cardiometabolic risk. In AS patients, fat tissue is characterized with significant enlargement and coalescence of adipocytes forming giant vesicular vacuolation/steatosis. After 24 weeks of treatment with PBI-4050, adipocytes were more distinct, were smaller in size and no coalescence was observed.

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The fat biopsy taken from this Alström patient revealed normal vascular morphology was restored after 24 weeks of treatment with PBI-4050 (picture below).

A key metabolic effect of insulin is to suppress the production of glucose by the liver (endogenous glucose production (“EGP”)). Improvement of the liver function in AS patients was measured by the insulin clamp technique which confirmed a significant reduction of EGP and reduction of hepatic liver resistance after 24 weeks of PBI-4050 treatment.

Given the very encouraging clinical results in the AS patients observed to date, the Corporation has met with both the FDA and EMA to discuss and agree on the possible regulatory path forward for such indication, and therefore anticipates expanding its clinical program in AS patients in 2018-2019 to include more specialized centers in the USA and in Europe. The meetings confirmed that the pivotal phase 3 trial will most likely incorporate a limited number of patients (approximately 30 to 40 AS patients) who will be randomized into 3 different cohorts, 2 cohorts on different doses of PBI-4050 (800mg and 1200mg) as well as a placebo group, for the first 36 weeks of treatment, with all patients receiving PBI-4050 for the last additional 12 weeks. The Corporation is currently finalizing the pivotal phase 3 trial primary and secondary clinical endpoints, a critical step in determining if this ultra-rare pediatric disorder could become a stand-alone clinical indication to pursue as a commercial priority.

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Type 2 Diabetes with Metabolic Syndrome

Several preclinical models used to demonstrate that the pharmacological activity of PBI-4050 involves the presence of diabetes, obesity and hypertension which lead to an accelerated rate of fibrosis in the liver, kidney and pancreas and premature death. Mice models such as the db/db eNOS-/- mouse model performed at the University of Vanderbilt or db/db uni-nephrectomized mouse model performed at Prometic, helped demonstrate that the combined effect of PBI-4050 in reducing fibrosis and macrophage infiltration in fat tissue, in the pancreas, the kidney and the liver, not only improved the status of these organs and the survival of the animals compared to control, but also significantly reduced blood glucose level. Given that the demonstration of fibrosis reduction in humans requires trials with long term exposure, the Corporation initiated a first phase 2 trial in patients who present symptoms like the ones described in the db/db eNOS-/- mouse model: Type 2 diabetes with metabolic syndrome. While this is not a medical indication that the Corporation seeks to ultimately target commercially with PBI-4050, the purpose of this study was to quickly ascertain whether the pharmacological activity observed in preclinical animal models translated to humans. Particular attention was placed on the blood sugar levels in a phase 2 clinical trial given that this effect should be measurable in a manner of 8 to 12 weeks.

This study met its primary and secondary endpoints. In addition to safety and tolerability, the study evaluated the effects of PBI-4050 on metabolic syndrome parameters and on pro-inflammatory/fibrotic and diabetic biomarkers in blood and urine. In this open label Phase 2 clinical trial, PBI-4050 (800 mg) was administered once daily to 24 patients already being treated with “standard of care” drug regimens for a period of 12 weeks. Twelve of these patients were enrolled in an additional 12 week extension throughout which the efficacy and safety observed at 12 weeks was also maintained at 24 weeks. PBI-4050 was well tolerated with no serious drug related adverse events.

The pharmacological activity of PBI-4050 was confirmed through the clinically significant reduction in glycated hemoglobin concentration (“HbA1c”) between screening and Week 12. For instance, the 15 patients with a screening (HbA1c) ≥ 7.5 experienced a clinically significant mean decrease of – 0.75% (p=0.0004). The 12 patients who participated in the study’s 12-week extension had a mean HbA1c of 7.7 at screening and experienced a reduction of – 0.8% at week 24. These clinical results bode well for PBI-4547 which has demonstrated even more pronounced effects on metabolic parameters in preclinical models compared to PBI-4050.

Plasma-derived therapeutics segment

The Plasma-derived therapeutics segment includes our plasma-derived therapeutics platform, Plasma Protein Purification System (PPPSTM), which enables the development of our pipeline of biopharmaceutical candidates. This is achieved by leveraging our proprietary affinity ligand technology, which enables a highly-efficient extraction and purification process of therapeutic proteins from human plasma. The Corporation’s primary focus is to develop plasma-derived therapeutics targeting unmet medical conditions and rare diseases in both established and emerging markets.

The Corporation’s current priorities are to:

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File amendments to its existing BLA with the US Food and Drug Administration (“FDA”), and thereafter to successfully commercialize RyplazimTM (plasminogen) in North America for the treatment of congenital plasminogen deficiency, once approved.

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Develop and obtain regulatory approval and successfully commercialize RyplazimTM (plasminogen) for the treatment of other indications where acute plasminogen deficiency is known to be the source of medical complications (e.g. thrombosis, ALI/ARDS, IPF).

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Set-up our first US-based plasma collection center (in Buffalo, NY) to be used as a blueprint and training site for subsequent US centers, which will only be considered once appropriate capital is available.

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Thereafter, the Corporation will:

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Advance other plasma-derived drug candidates to market, for example Intravenous Immoglobuline (“IVIG”) and leverage our plasma purification platform to develop new drug candidates such as Inter Alpha One Inhibitor Protein (“IAIP”).

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Develop and obtain regulatory approval and successfully commercialize Plasminogen (sub-cutaneous) for hard-to-treat wounds such as Tympanic Membrane Perforations (“tympanic membrane perforation (“TMP”)) and Diabetic Foot Ulcers (“diabetic foot ulcer (“DFU”).

•	Build a leading, fully integrated, commercial organization with a specialized MSL and sales force and focused team.

•	Invest in its plasma protein manufacturing and raw material sourcing capabilities.

•	Create value through strategic collaborations and indication and/or regional geographic commercial agreements.

Pipeline Overview

Lead Drug Product Candidate—Plasminogen

Ryplazim™ (plasminogen) is the first biopharmaceutical expected to be launched commercially pending the review and approval of the amendments to its BLA (Biologics License Application) that will be submitted to the FDA for the treatment of congenital plasminogen deficiency.

Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, cell migration, tissue remodeling, angiogenesis and embryogenesis.

The most common and visible lesion associated with plasminogen deficiency is ligneous conjunctivitis, which is characterized by thick, woody (ligneous) growths on the conjunctiva of the eye, and if left untreated, can lead to corneal damage and blindness. Ligneous growths tend to recur after surgical excision, thereby requiring multiple surgeries. While ligneous conjunctivitis is the best characterized and visible lesion, congenital plasminogen deficiency is a multi-systemic disease that can also affect the ears, sinuses, tracheobronchial tree, genitourinary tract, and gingiva. Tracheobronchial lesions including hyper viscous secretions can result in respiratory failure. Hydrocephalus has also been reported in children with severe hypoplasminogenemia, apparently related to the deposition of fibrin in the cerebral ventricular system.

Patients may be born with the inability to produce sufficient plasminogen naturally, a condition referred to as congenital plasminogen deficiency or suffer an acute or acquired deficiency following a trauma or an illness. While our first priority is to provide a treatment for congenital plasminogen deficiency, Prometic intends to further expand the clinical uses of plasminogen as a priority over the coming years; Prometic has been working on pursuing new indications such as acquired plasminogen deficiency in critical care such as thrombolysis disorders, severe burns and acute exacerbations in IPF patients. The expansion of the plasminogen development program enables the Corporation to initially target multiple clinical indications with unmet medical needs and leverage the same proprietary formulation for intravenous administration (Ryplazim™ (plasminogen)). Some extended indications such as tympanic repair will leverage the same Active Pharmaceutical Ingredient (“API”) via different formulations and presentations. Combined with market exclusivity and significant growth opportunity, plasminogen is prioritized over advancing certain previously disclosed follow-on therapeutics with competitive landscapes such as C1 Esterase Inhibitor (“C1-INH”).

In a phase 2/3 clinical trial for the treatment of congenital plasminogen deficiency, Ryplazim™ (plasminogen) met its primary and secondary endpoints following the intravenous administration of Ryplazim™ (plasminogen) to patients. In addition to being well tolerated and without any drug related serious adverse events, the phase 2/3 clinical trial achieved a 100% success rate of its primary end point, namely, a targeted increase in the blood plasma concentration level of plasminogen as a surrogate target. Moreover, all patients who had active visible lesions when enrolled in the trial had complete healing of their lesions within weeks of treatment, a 100% patient response rate for this secondary end point.

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The Corporation disclosed new long term clinical data in July 2017 from its pivotal phase 2/3 trial of Ryplazim TM (plasminogen) regarding the additional 36 weeks treatment period. The new data demonstrated that its plasminogen treatment prevented the recurrence of lesions in the 10 patients treated with Ryplazim TM (plasminogen) for a total of 48 weeks. Since then, and as of November 2018, over 3,500 Ryplazim™ (plasminogen) infusions have been performed with no safety or tolerability issues related to this longer-term dosing and still no recurrence of lesions.

Ryplazim™ (plasminogen) has been granted a rare pediatric disease designation by the FDA for the treatment of congenital plasminogen deficiency which may make it eligible to receive a priority review voucher upon regulatory approval by the FDA. Ryplazim™ (plasminogen) has also been granted Fast Track status by the FDA and has been granted Orphan Drug designation by both the FDA and the EMA.

In anticipation of the commercial launch of Ryplazim™ (plasminogen) in the USA and Canada, the Corporation has started to buildout its commercial footprint with the hiring of seasoned medical science liaisons (“MSLs”) and a salesforce. In addition to providing a full “concierge” service for congenital plasminogen deficient patients requiring lifetime home infusion of Ryplazim™ (plasminogen), when granted marketing approval, the Corporation will also focus on sales thereof to tier-1 hospitals across the USA and Canada. This represents an estimated 120 hospitals with over 500 beds, intensive care units and trauma care units, which deal with the majority of severely compromised patients with congenital and acquired acute plasminogen deficiencies.

On March 28, 2018, Prometic provided an update on the status of the U.S. Food and Drug Administration review of its Biologics License Application (“BLA”) for Ryplazim™ (plasminogen), an investigational plasminogen replacement therapy for the treatment of congenital plasminogen deficiency.

The current BLA filing includes the clinical data on 10 patients with 12 weeks of data for an accelerated regulatory pathway. Since filing the current BLA, Prometic has accumulated additional clinical data encompassing more than 3,500 infusions of Ryplazim™ (plasminogen) over treatment periods exceeding 48 weeks during which similar clinical activity and tolerability profiles, as previously reported, were observed. The original guidance from the FDA was for Prometic to submit such long-term clinical data in a supplemental BLA in order to secure full licensure in 2019. Full licensure would provide for the long-term efficacy and safety data to be included in the prescribing information of Ryplazim™ (plasminogen) which would further support Prometic’s claims of the strong health economics benefit associated with the use of Ryplazim™ (plasminogen). The Corporation continues to supply Ryplazim™ to those patients enrolled in the original clinical trials.

The FDA’s review of the BLA raised no issues regarding the clinical data for the accelerated approval. The FDA has, however, identified the need for Prometic to make a number of changes in the Chemistry, Manufacturing and Controls (“CMC”) section of its BLA. These changes require the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of Ryplazim™ (plasminogen). This requires the Corporation to continue manufacturing additional Ryplazim™ (plasminogen) lots to support the implementation and validation of these process changes.

The FDA requested that such CMC data be submitted as an amendment to the current BLA and has invited Prometic to also submit the long-term (48-week) clinical data at the same time instead of through the originally agreed upon supplemental BLA process. This will allow the FDA to consider granting full-licensure under the current BLA. If granted, this is expected to allow a faster sales ramp-up from launch than could have been achieved had provisional licensure been obtained by the original PDUFA date.

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The FDA indicated that the submission of the new CMC data will not impact the previously granted designations, including the Priority Review Status, the Orphan Drug Designation and the Rare Pediatric Disease Designation for Ryplazim™ (plasminogen) for the treatment of congenital plasminogen deficiency.

The Corporation announced in October 2018 the successful completion of a Type C meeting during which the FDA agreed with its proposed action plan for the implementation of additional analytical assays and in-process controls related to RyplazimTM (plasminogen) manufacturing process. As a result of the feedback received during that Type C meeting, the Corporation is now finalizing the Process Performance qualification (PPQ) protocol in anticipation of commencing the manufacturing of additional RyplazimTM (plasminogen) conformance lots. The Corporation continues to interact with the FDA regarding the filing of its BLA amendment. It has also engaged external consultants to assist with this, and will provide further updates as to timelines in due course.

The Corporation decided to sell the excess plasma it had built up in anticipation of increased production activity that would have followed the approval of the BLA, therefore releasing an important amount of the cash tied up in its raw materials inventory. In April 2018, The Corporation completed a sale for $14.0 million of plasma in exchange for an immediate cash payment. As the market spot price at which this sale was negotiated was slightly below our contract price and USD/CAD exchange has varied from the time the plasma was purchased by Prometic, a net realisable value write-down of the plasma inventory was taken in Q1 2018, in the amount of $1.5 million, since the terms of the sale were known at this time. The Corporation also completed a sale of $5.7 million of plasma during the third quarter of 2018. This plasma was sold at a price slightly above its carrying value.

Ryplazim™ (plasminogen) in critical care indications associated with acquired plasminogen deficiencies

The Corporation will initiate a series of additional clinical programs to demonstrate the potential efficacy of Ryplazim™ (plasminogen) to address unmet medical needs and fatalities associated with “acquired plasminogen deficiencies”. Such acquired plasminogen deficiencies occur in some medical conditions such as ARDS or in diabetic patients with uncontrolled and elevated blood glucose. According to the American Thoracic Society, ARDS affects 190,000 Americans every year with a 30%-40% mortality rate, and it is documented in literature that one of the complications in these patients is the accumulation of fibrin / fibrous material in the lungs. Preclinical models have demonstrated that treatment with plasminogen helps overcome the accumulation of fibrin (as indicated by the red arrow in the figure below).

In a gold-standard animal model proven to emulate pulmonary fibrosis in humans, Prometic’s Ryplazim™ (plasminogen) performed favourably compared to recently approved IPF drugs to treat this condition (see figure below). Ryplazim™ (plasminogen) significantly reduced tissue scarring (% collagen) in the lungs that was observed in non-treated animals, indicating the potential for providing clinically significant improvement and stabilization in lung function.

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The fibrinolytic systems play a central role in wound healing and tissue repair, a process believed to be abnormal within the IPF affected lung. Animal models of pulmonary fibrosis have demonstrated an imbalance between thrombosis and fibrinolysis within the alveolar compartment, a finding that is also observed in IPF patients. Prometic plans to evaluate whether Ryplazim™ (plasminogen) can help lung function of IPF patients during acute exacerbation episodes which would be both complementary to anti-fibrotic chronic therapy and addressing an unmet medical need in the IPF patient population.

Ryplazim™ (plasminogen) performed equally well in another preclinical model where this time an acute lung injury was induced by the administration of L-Arginine. The administration of Ryplazim™ (plasminogen) brought the lung histology score to the same level as the control group.

The Corporation plans to initiate clinical programs in North America for the potential use of Ryplazim™ (plasminogen) for the treatment of acute exacerbations in patients with ARDS or IPF. Ryplazim™ (plasminogen) was granted Orphan Drug and Fast Track Designations by the FDA for the treatment of IPF.

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As part of prioritizing tier-1 acquired deficiencies indications relying on Ryplazim™ IV formulation, the Corporation has decided to limit its initial wound healing clinical program for its Plasminogen (sub-cutaneous) therapy in patients suffering from chronic tympanic membrane perforations . Following approval from the Swedish Medical Product Agency (MPA), the Phase 1b/2 clinical trial in patients suffering from chronic TMP was initiated. This is a dose escalation, randomized, placebo-controlled study designed to investigate the safety, feasibility and initial efficacy of local injections of a novel and proprietary plasminogen formulation for the treatment of chronic TMP. Up to 33 adult patients will in due course be enrolled in 3 distinct cohorts. The study is being conducted at a single center in Sweden, under the supervision of Dr. Cecilia Engmér Berglin, MD, PhD from the Department of Otorhinolaryngology at Karolinska University Hospital in Stockholm, Sweden. The Karolinska University Hospital is the second largest ear/nose/throat center in the world. Nine patients have already been dosed in the first cohort and the adjusted plan now is to examine the results in the first 12 patients receiving the first and lowest dose before initiating the subsequent 2 cohorts. This will also provide further safety data for the DFU program.

Plasminogen (sub-cutaneous) – TMP: A tympanic membrane perforation is essentially a hole in the eardrum, which can result from ear infections, injury, and previous surgery such as ventilation tube placement. In addition to hearing loss, eardrum perforations can result in ear infection and drainage.

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Plasminogen (sub-cutaneous) – DFU: Diabetic foot ulcer is a major complication of diabetes mellitus, and probably the major component of the diabetic foot. Wound healing is an innate mechanism of action that works reliably most of the time. A key feature of wound healing is stepwise repair of lost extracellular matrix (ECM) that forms the largest component of the dermal skin layer. But in some cases, certain disorders or physiological insult disturbs the wound healing process. Diabetes mellitus is one such disorder that impedes the normal steps of the wound healing process. Many studies show a prolonged inflammatory phase in diabetic wounds, which causes a delay in the formation of mature granulation tissue and a parallel reduction in wound tensile strength.

IVIG for the treatment of Primary Immunodeficiencies Disorder (“PIDD”)

IVIG is the second biopharmaceutical arising from the plasma-derived therapeutics platform that is expected to be launched commercially, when approved. It is currently being studied in a non-inferiority pivotal phase 3 open label, single arm, two-cohort multicenter clinical trial that is investigating the safety, tolerability, efficacy and pharmacokinetics of our plasma purified IVIG in a total of 75 patients suffering from PIDD, including 50 adults (cohort 1) and 25 children (cohort 2). The non-inferiority phase 3 clinical trial for IVIG in adults suffering from PIDD was completed in Q1 of 2018, meeting both the clinical primary and secondary endpoints, Prometic’s IVIG demonstrating comparable safety and efficacy data to existing commercial IVIG products without any significant drug related safety issues. The trial involving the pediatric cohort is expected to be completed in Q1 2019.

The primary end point is the rate of clinically documented serious bacterial infections (“SBIs”), defined as bacterial pneumonia, bacteremia and septicemia, osteomyelitis/septic arthritis, bacterial meningitis or visceral abscess. The FDA Guidance for Industry on studies required to support marketing of IVIG states: “…a statistical demonstration of a serious infection rate per person-year less than 1.0 is adequate to provide substantial evidence of efficacy”. Since there were no SBIs observed during the study, Prometic IVIG 10% met this requirement.

Secondary endpoints including episodes of fever (≥100.4°F), number of missed days, number of days of hospitalization due to infection, number of days on antibiotics, number of infections other than SBI, and trough IgG level were comparable between Prometic’s IVIG and commercial drugs. Only 4.94 days/subject/year were lost from work with Prometic IVIG 10%, which was significantly less than the rate observed while on the commercial drug.

Primary immunodeficiencies are disorders in which part of the body’s immune system is missing or does not function normally. To be considered a primary immunodeficiency, the cause of the immune deficiency must not be secondary in nature (i.e., caused by other disease, drug treatment, or environmental exposure to toxins). Most primary immunodeficiencies are genetic disorders; the majority are diagnosed in children under the age of one, although milder forms may not be recognized until adulthood. While there are over 100 recognized PIDDs, most are very rare. About 1 in 500 people in the United States are born with a primary immunodeficiency2. Immune deficiencies can result in persistent or recurring infections, autoinflammatory disorders, tumors, and disorders of various organs. There are currently no cures for these conditions; treatment is palliative and consists of managing infections and boosting the immune system.

The Corporation plans to file a New Drug Submission with Health Canada and a BLA with the FDA. The IVIG regulatory timelines will be updated once the Ryplazim™ process is locked-in and approved by FDA.

Once approved for sale, Prometic’s production of IVIG in certain of its manufacturing facilities will be coordinated with the production of plasminogen, thus contributing to a higher revenue per liter of plasma processed.

[2]

Lim MS, Elenitoba-Johnson KS (2004). “The Molecular Pathology of Primary Immunodeficiencies”. The Journal of molecular diagnostics : JMD. 6 (2): 59–83. doi:10.1016/S1525-1578(10)60493-X. PMC 1867474 PMID 15096561.

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NantPro, a subsidiary of the Corporation, is the entity responsible for commercializing IVIG for treatment of primary immunodeficiency diseases in the USA. These exclusive commercialization rights for IVIG for PIDD in the USA were granted pursuant to a license agreement entered between NantPro and its sister company, PBT, in 2012. PBT has also since then been providing development services for NantPro consisting of pre-clinical and regulatory activities, such as filing of the IND for IVIG for treatment of PIDD as well as preparing for and overseeing the on-going phase 3 clinical trial. NantPro and PBT also entered in an exclusive manufacturing and supply agreement in 2012 whereby NantPro would obtain 100% of its IVIG supply by PBT or an affiliate thereof on its behalf.

Inter Alpha-One Inhibitor proteins (“IAIP”) for the treatment of Necrotising Enterocolitis in Neonates (“NEC”):

Inter Alpha-One Inhibitor protein is the third biopharmaceutical arising from the plasma-derived therapeutics platform that is expected to be launched commercially, subject to FDA approval. It is currently in the pre-clinical development phase and the corporation’s intent is to meet with the FDA to define the optimal clinical trial to support the efficacy and safety in neonates suffering from NEC. Prometic’s IAIP for the treatment of NEC has been granted a rare pediatric disease designation by the FDA which makes it eligible to receive a priority review voucher upon regulatory approval. IAIP for the treatment of NEC has also been granted both Fast Track status and an Orphan Drug designation by the FDA.

NEC is a devastating inflammatory bowel condition that affects predominantly premature infants. NEC can ultimately destroy the wall of the bowel (intestine) and lead to perforation of the intestine and spillage of stool into the infant’s abdomen, which can result in an overwhelming infection and death. The cause of NEC is not well understood but appears to involve bacteria, injury to the bowel lining, inadequate oxygen supply to the bowel, and an abnormal immune response. Overall, NEC affects an estimated 8,000-12,000 live births each year in the USA. The disease has been reported to affect about 11 percent of very low birthweight infants born before 29 weeks of age. Mortality rates are high and range from about 15% to 30%3

NEC is the most commonly acquired gastrointestinal disease diagnosed in premature neonates and is one of the leading causes of death in neonatal intensive care units. The economic cost of NEC is high, accounting for approximately 19% of neonatal expenditures and an estimated $5 billion per year for hospitalizations in the United States alone. Even when surgery can be avoided, the average cost of hospitalization has been estimated at around $73,000, with a length of stay exceeding 22 days longer than that for other premature infants. However, if surgical care is required, there is an average additional cost of approximately $186,000, and infants require a length of stay 60 days longer than other premature infants.

The Corporation entered into various licensing and R&D service agreements with Prothera Biotherapeutics, Inc (“Prothera”) in 2015 for the purpose of advancing the development of IAIP for the treatment of NEC. Prothera have certain core competencies concerning IAIP that the Corporation does not need to replicate. With IAIP now being earmarked as a forthcoming follow-on therapeutic to enter the clinic once the Ryplazim™ BLA is approved, there is a need for the service agreement to be extended. During the quarter ended March 31, 2018, the Corporation entered into an agreement with Prothera whereby it made available a credit facility of US$2 million which shall be disbursed in equal quarterly installments of US$250,000 over the next 2 years.

Other Plasma-Derived Therapeutics

Prometic has developed processes to recover and purify several other proteins from plasma including fibrinogen, Alpha1 antitrypsin, albumin and C1 esterase Inhibitors. Several of these proteins and others for which their respective bioseparation process are under development, will eventually be advanced for

3.	(Gephart, Ms Sheila M., et al. “Necrotizing enterocolitis risk: state of the science.” Advances in Neonatal Care 12.2 (2012):77

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clinical development. The Corporation has however elected to prioritize the advancement of multiple indications for its first anticipated plasma-derived product, Ryplazim™ (plasminogen) in both IV and sub-cutaneous formulations and dosage-forms as a means to accelerate revenue growth generated by the anticipated commercial launch of Ryplazim™ (plasminogen) and IVIG, as these products receive their respective regulatory approvals.

Bioseparations segment

Prometic’s Bioseparations segment is known for its world-class expertise in bioseparation, specifically for large-scale purification of biologics and the elimination of pathogens. These technologies are being used by several industry leaders. Prometic has also leveraged its own industry leading affinity technology to develop a highly efficient extraction and purification process of therapeutic proteins from human plasma in order to develop best-in-class therapeutics. The Bioseparations segment supplies the affinity resins to the Plasma-derived therapeutics segment and also to our licensees. The Corporation anticipates 2018 sales to exceed $21 million, which would represent a 30% increase compared to 2017 bioseparation revenues and anticipates a comparable level of revenue growth for 2019.

This growth is due to a number of factors including the expansion of manufacturing activities by existing clients who utilize Prometic’s products in their production processes, the adoption of products by new clients, the introduction of new products and the continuing expansion of the market for bioseparation products. The commencement of manufacturing operations in the new manufacturing space constructed in its existing Isle of Man facility between 2014 and 2017 has been confirmed. It provides the company with a four-fold increase in adsorbent production capacity. When fully utilized this new capacity will enable the company to manufacture over 35,000 litres of chromatography adsorbents with a value exceeding $133 million per annum. This additional adsorbent manufacturing capacity will be used to meet the growing demand for the segment’s products and will also provide the resins required for Prometic’s own PPPSTM plasma protein manufacturing operations.

SUBSEQUENT EVENT TO THIRD QUARTER 2018

The Corporation has signed a binding letter of intent with Structured Alpha LP (SALP), an affiliate of Peter J. Thomson’s investment firm, Thomvest Asset Management Inc., to extend the maturity dates of its US $80 million (CA $100 million) non-revolving credit facility (“CF”) and Original Issue Discount (“OID”) loans.

The US$80 million CF will be extended from November 30, 2019 to September 30, 2024 and all three OID loans will be extended from July 31, 2022 to September 30, 2024. Interest on amounts outstanding on the CF will continue to be payable quarterly at an annual rate of 8.5% during the period of the extension. As of July 31, 2022, the OID loans will be restructured into cash paying loans bearing interest at an annual rate of 10%, payable quarterly. The outstanding face values of the OID loans at that date will become the principal amounts of the restructured loans. As additional consideration for the extension of the maturity dates, Prometic will cancel 100,117,594 existing warrants and grant new warrants to SALP, bearing a term of 8 years and exercisable at a per share price equal to $1.00. The exact number of warrants to be granted will be set at a number that will result in SALP having a 19.99% fully-diluted ownership level in Prometic upon grant of the warrants to be issued no later than December 27, 2018.

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FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Results of operations

The consolidated statement of operations for the quarter and the nine months ended September 30, 2018 compared to the same period in 2017 are presented in the following table.

	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues	$12,330	$24,034	$36,777	$32,519
Expenses
Cost of sales and other production expenses	9,248	3,780	30,420	7,721
Research and development expenses	24,105	23,275	70,525	72,190
Administration, selling and marketing expenses	6,222	7,653	20,869	22,660
Loss (gain) on foreign exchange	(1,301)	182	768	701
Finance costs	5,927	2,085	15,502	5,326
Losses on extinguishments of liabilities	1,278	4,191	1,278	4,191
Share of losses of an associate	22	—	22	—

Net loss before income taxes	$(33,171)	$(17,132)	$(102,607)	$(80,270)

Income tax expense (recovery):
Current	(3,934)	1,898	(3,935)	1,748
Deferred	(337)	(1,280)	(2,090)	(3,628)

	(4,271)	618	(6,025)	(1,880)

Net loss	$(28,900)	$(17,750)	$(96,582)	$(78,390)

Net loss attributable to:
Owners of the parent	(28,472)	(15,542)	(92,413)	(71,452)
Non-controlling interests	(428)	(2,208)	(4,169)	(6,938)

	$(28,900)	$(17,750)	$(96,582)	$(78,390)

Loss per share
Attributable to the owners of the parent
Basic and diluted	$(0.04)	$(0.02)	$(0.13)	$(0.11)

Weighted average number of outstanding shares (in thousands)	718,127	704,446	715,422	675,282

Revenues

Total revenues for the nine months ended September 30, 2018 were $36.8 million compared to $32.5 million during the comparative period of 2017 which represents an increase of $4.3 million. Total revenues for the quarter ended September 30, 2018 were $12.3 million compared to $24.0 million during the comparative period of 2017, representing a decrease of $11.7 million. Revenues in 2018 and 2017 included revenues from product sales, development service revenues and rental revenues. Revenues from each source may vary significantly from period to period.

The following table provides the breakdown of total revenues by source for the quarter and the nine months ended September 30, 2018 compared to the corresponding period in 2017.

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	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues from the sale of goods	$11,822	$3,880	$35,301	$10,982
Milestone and licensing revenues	—	19,724	—	19,724
Revenues from the rendering of services	445	169	1,024	1,050
Rental revenue	63	261	452	763

	$12,330	$24,034	$36,777	$32,519

Revenues from the sale of goods, representing most of the 2018 revenues to date, were $35.3 million during the nine months ended September 30, 2018 compared to $11.0 million during the corresponding period of 2017, representing an increase of $24.3 million. The increased sales revenues for 2018 were mainly due to $19.7 million in sales of normal source plasma which occurred in the second and third quarters of 2018. The Corporation decided to sell this inventory as a result of the change in the production forecast due to the delay of the BLA approval for Ryplazim™ (plasminogen). The remainder of the increase of $4.6 million for the nine-month period is mainly due to an increase in third party sales in the Bioseparations segment by approximately 45%. This strong growth is a result of a number of factors including the expansion of manufacturing activities by existing clients, the adoption of products by new clients, the introduction of new products and the continuing expansion of the market for bioseparation products.

Revenues from the sale of goods were $11.8 million during the third quarter of 2018 compared to $3.9 million during the corresponding period of 2017, representing an increase of $7.9 million which was due to sales of $5.7 million of normal source plasma and an increase in third party bioseparations sales of $2.5 million.

Service revenues were approximately $1.0 million for both the nine months ended September 30, 2018 and 2017 and were mainly generated from the Bioseparations segment.

To date in 2018, the Corporation has not earned any milestone and licensing revenues, while during the quarter and nine months ended September 30, 2017, the Corporation recognized revenues of $19.7 million, generated by the Small molecule therapeutics segment and pertaining to a licensing agreement signed with Jiangsu Renshou Pharmaceutical Co, Ltd, an affiliate of Shenzhen Royal Asset Management Co., LTD (“SRAM”), regarding the licensing of the Chinese rights to its small molecules PBI-4050, PBI-4547 and PBI-4425. Having not received the licensing and milestone revenues within the specified payment terms, Prometic opted to terminate the licensing agreement in March 2018, thereby resulting in the return of all the rights previously conferred under the licensing agreement back to Prometic. During the fourth quarter of 2017, the Corporation wrote-off the accounts receivable and reversed the withholding taxes expected to be paid on this transaction to bad debt expense.

The Corporation earns rental revenues from the leasing of plant space at the Telesta Belleville manufacturing facility and subleasing of the former Telesta head offices located in Montreal. There were no significant revenues from the Small molecule therapeutics segment.

Cost of sales and other production expenses

Cost of sales and other production expenses were $30.4 million during the nine months ended September 30, 2018 compared to $7.7 million for the corresponding period in 2017, representing an increase of $22.7 million. Cost of sales and other production expenses were $9.2 million during the quarter ended September 30, 2018 compared to $3.8 million for the corresponding period in 2017, representing an increase of $5.5 million.

This statement of operation line item includes the cost of the inventory sold, production expenses related to commercial products that cannot be capitalized into inventory and inventory write-downs. $20.8 million and $5.4 million of the noted increases for the nine-month period and quarter respectively, are the result of the sales of normal source plasma in 2018. The year-to-date figure includes the write-down of $1.5 million taken during the first quarter in anticipation of a sale during the second quarter.

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The remainder of the increase in cost of sales and production expenses reflects the higher sales in the Bioseparations segment.

Research and development expenses

The R&D expenses for the quarter and the nine months ended September 30, 2018 compared to the same period in 2017 are presented in the following table, broken down into its two main components:

	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Manufacturing and purchase cost of therapeutics used for R&D activities	$10,251	$7,154	$28,170	$23,794
Other research and development expenses	13,854	16,121	42,355	48,396

Total research and development expenses	$24,105	$23,275	$70,525	$72,190

R&D expenses were $70.5 million during the nine months ended September 30, 2018 compared to $72.2 million for the corresponding period in 2017, representing a decrease of $1.7 million. R&D expenses were $24.1 million during the quarter ended September 30, 2018 compared to $23.3 million for the corresponding period in 2017, representing an increase of $0.8 million.

R&D expenses include the cost to manufacture Plasma-derived therapeutics and Small molecule therapeutics to be used in clinical trials, pre-clinical studies and development of our production processes. The Plasma-derived therapeutics are produced at the Laval plant and the Winnipeg CMO while the Small molecule therapeutics are manufactured by a third party for Prometic.

While the Corporation continues its efforts to secure various sources of financing and partnerships to launch phase 2 clinical trials in the Small molecule segment and initiate or resume many research projects in the Plasma-therapeutics segment, the Corporation has focused its resources on working towards refiling the BLA for RyplazimTM (plasminogen) and completing clinical trials that are currently underway. Consequently, the monthly cash expenditures for operating activities in 2018 has been significantly reduced compared to 2017.

The manufacturing and purchase cost of Plasma-derived and Small molecule therapeutics to be used for R&D activities was $28.2 million during the nine months ended September 30, 2018 compared to $23.8 million for the corresponding period in 2017, representing an increase of $4.4 million. The expense relating to the manufacturing of these therapeutics attributed to R&D expense was $10.3 million during the quarter ended September 30, 2018 compared to $7.2 million during the corresponding period of 2017, representing an increase of $3.1 million.

In 2018, there was a reduction in production activities at the Laval plant, as this facility focuses on addressing the comments received by the FDA during the audit of this facility at the end of 2017 as part of the review of the BLA for RyplazimTM (plasminogen). This resulted in a reduction in overall manufacturing expenses for Plasma-derived therapeutics. However, since there was no commercial production in 2018, none of these expenses were capitalized to inventories compared to 2017. In addition, the plasminogen inventory that was on hand as of the previous year end was expensed throughout the current year as the timeline for re-submitting the BLA became clearer and it became evident that a portion of the inventory would be used for additional engineering runs while the balance would be used to supply participants from the clinical trial while they await for it to become commercially available. The reduction in plasminogen inventory capitalized more than offset the overall reduction in manufacturing expenses, thus causing an increase in the manufacturing cost of therapeutics used for R&D activities for the nine months ended September 30, 2018 compared to the corresponding period of 2017.

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Other R&D expenses were $42.4 million during the nine months ended September 30, 2018 compared to $48.4 million for the corresponding period in 2017, representing a decrease of $6.0 million. The decrease is due to a reduction in external clinical trial and pre-clinical testing expenses. This was partially offset by an increase in spending on analytical assays and consultants assisting Prometic in the implementation of additional in-process controls requested by the FDA in their review of the CMC section of the BLA for congenital plasminogen deficiency.

Other R&D expenses were $13.9 million during the quarter ended September 30, 2018 compared to $16.1 million for the corresponding period in 2017, representing a decrease of $2.3 million reflecting the general decrease in R&D expenditures and a reduction in share-based compensation expense.

Administration, selling and marketing expenses

Administration, selling and marketing expenses declined slightly at $20.9 million during the nine months ended September 30, 2018 compared to $22.7 million for the corresponding period in 2017, representing a decrease of $1.8 million. Administration, selling and marketing expenses were $6.2 million during the quarter ended September 30, 2018 compared to $7.7 million for the corresponding period in 2017, representing a decrease of $1.4 million. The decreases are due mainly to reduction in consulting fees and employee compensation expenses.

Share-based payment expense

Share-based payment expense represents the expense recorded as a result of stock options and restricted stock units issued to employees and board members. These expenses have been recorded as follows:

	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cost of sales and other production expenses	$80	$129	$171	$299
Research and development expenses	495	1,350	1,287	2,870
Administration, selling and marketing expenses	582	1,276	1,525	2,922

	$1,157	$2,755	$2,983	$6,091

Share-based payment expense was $3.0 million during the nine months ended September 30, 2018 compared to $6.1 million during the corresponding period of 2017, representing a decrease of $3.1 million. Share-based payment expense was $1.2 million during the quarter ended September 30, 2018 compared to $2.8 million during the corresponding period of 2017, representing a decrease of $1.6 million.

The RSU expense may vary significantly from period to period as certain milestones are met, the likelihood of other milestones increase or decrease as projects advance and the time to achieve the milestones before the RSU expiry decreases.

The share-based payment expense for both the current quarter and the nine months ended September 30, 2018 have declined principally as a significant portion of the RSU are performance based and reflect the increased timelines necessary for achievement of objectives due to the revised RyplazimTM (plasminogen) launch timelines and the careful monitoring of the cash expenditures, ultimately impacting management remuneration. In addition, Prometic has not made any significant grants of options and RSU during 2018.

This was partially offset by the impact of the modification to the Corporations stock option and restricted share unit plans in August 2018 to provide additional vesting rights to participants meeting certain service and age requirements. The impact of these changes on the share-based payment expense is the recognition of certain tranches within the various grants over a shorter period resulting in the acceleration of the expense recognition. The cumulative impact of these changes during the quarter and the nine months ended September 30, 2018 on unvested stock option and restricted share units awards is an increase of $0.7 million in expense.

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Finance costs

Finance costs were $15.5 million for the nine months ended September 30, 2018 compared to $5.3 million during the corresponding period of 2017, representing an increase of $10.2 million. This increase reflects the higher level of debt during the nine months ended September 30, 2018 compared to the same period of 2017, including the increase in the carrying amount of the OID loans, the amounts drawn on the CF and the higher cost of borrowing of the CF. Finance costs were $5.9 million for the quarter ended September 30, 2018 compared to $2.1 million during the corresponding period of 2017, representing an increase of $3.8 million. Total long-term debt on the consolidated statement of financial position was $150.5 million at September 30, 2018 compared to $61.1 million at September 30, 2017.

Losses on extinguishments of liabilities

SALP, the holder of the long-term debt used the set-off of principal right under the OID loan agreements to settle the amounts due to the Corporation for the August and September 2018 draws on the CF, representing $3.9 million (US$3 million), as required by the royalty agreement.

As a result of the use of the set-off of principal right to settle these liabilities, the face value of the second OID loan was reduced by $3.9 million, from $21.2 million to $17.3 million. These transactions were accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $2.6 million and the reduction in the face value of the OID loan of $3.9 million, was recorded as a losses on extinguishments of liabilities of $1.3 million.

In 2017, SALP used the set-off of principal right under the loan agreements, to settle the amounts due to the Corporation following its participation in a private placement for 5,045,369 common shares which occurred concurrently with the closing of a public offering of common shares, on July 6, 2017.

As a result, the face value of the third OID loan was reduced by $8.6 million, from $39.2 million to $30.6 million. The reduction of $8.6 million is equivalent to the value of the shares issued at the agreed price of $1.70 concluded in connection with the private placement. This transaction was accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $4.1 million and the amount recorded for the shares issued of $8.3 million was recorded as a loss on extinguishment of liability of $4.2 million for the nine months ended September 30, 2017.

Income taxes

The Corporation recorded an income tax recovery of $6.0 million during the nine months ended September 30, 2018 compared to $1.9 million for the corresponding period of 2017, representing an increase of $4.1 million. The Corporation recorded an income tax recovery of $4.3 million during the quarter ended September 30, 2018 compared to an income tax expense of $0.6 million for the corresponding period of 2017, representing an increase in recovery of $4.9 million.

The current income tax recoveries for the quarter and nine months ended September 30, 2018, relate to the recognition of UK R&D tax credits expected to be claimed on the 2018 R&D expenditures to date. These were recorded in the current quarter since it was only then that the Corporation became relatively certain that it would qualify once again in 2018 for the small and medium enterprise R&D credits. In the comparative periods for 2017, the Corporation had recognized a current income tax expense of $1.9 million and $1.7 million for the quarter and nine months ended September 30, 2017 mainly as a result of the withholding taxes due on the license and milestone revenues generated during those periods.

The main reason for the deferred income tax recoveries is the recognition of deferred tax assets pertaining to the unused tax losses attributable to Prometic as a partner in NantPro, our partnership with NantPharma to develop and commercialize IVIG for the U.S. market. The reduction in the deferred tax recoveries reflect the lower spending on the IVIG program in 2018 compared to the previous period and the reduction in the U.S.A. federal corporate income tax rate.

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Net loss

The Corporation incurred a net loss of $96.6 million during the nine months ended September 30, 2018 compared to a net loss of $78.4 million for the corresponding period of 2017, representing an increase in the net loss of $18.2 million. The Corporation incurred a net loss of $28.9 million during the quarter ended September 30, 2018 compared to a net loss of $17.8 million for the corresponding period of 2017, representing an increase of $11.2 million. The main reason for the increase in the net loss is that the results for the quarter and the nine months ending September 30, 2017 included $19.7 million in milestone and licensing revenues pertaining to a licensing agreement signed with Jiangsu Renshou Pharmaceutical Co, Ltd, an affiliate of SRAM.

EBITDA analysis

The Adjusted EBITDA for the Corporation for the quarter and the nine months ended September 30, 2018 and 2017 are presented in the following tables:

	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net loss	$(28,900)	$(17,750)	$(96,582)	$(78,390)
Adjustments to obtain Adjusted EBITDA
Loss (gain) on foreign exchange	(1,301)	182	768	701
Finance costs	5,927	2,085	15,502	5,326
Losses on extinguishments of liabilities	1,278	4,191	1,278	4,191
Share of losses of an associate	22	—	22	—
Income tax expense (recovery)	(4,271)	618	(6,025)	(1,880)
Depreciation and amortization	1,345	1,185	4,056	3,266
Share-based payment expense	1,157	2,755	2,983	6,091

Adjusted EBITDA	$(24,743)	$(6,734)	$(77,998)	$(60,695)

Adjusted EBITDA is a non-GAAP measure that is not defined or standardized under IFRS and it is unlikely to be comparable to similar measures presented by other companies. The Corporation believes that Adjusted EBITDA provides an additional insight regarding the cash used in operating activities on an on-going basis. It also reflects how management analyzes the Corporation’s performance and compares that performance against other companies. In addition, we believe that Adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare the Corporation against other companies. Adjusted EBITDA adjusts Net loss for the elements presented in the table above. Inventory write-downs are not excluded from this measure.

Total Adjusted EBITDA for the Corporation was $(78.0) million for the nine months ended September 30, 2018 compared to $(60.7) million for the comparative period of 2017, representing a decrease in Adjusted EBITDA loss of $17.3 million and at $(24.7) million for the quarter ended September 30, 2018 compared to $(6.7) million for the comparative period of 2017, representing a decrease in EBITDA of $18.0 million. The main reason for the decrease is that in the comparative periods of 2017, the Corporation recognized milestone and licensing revenues of $19.7 million in regards to a licensing agreement signed with Jiangsu Renshou Pharmaceutical Co, Ltd, an affiliate of SRAM. This was partially offset by an increase in revenues generated from sales of bioseparation products and the margins they generate and the decline in R&D and administration, selling and marketing expenses during the current periods.

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Segmented information analysis

For the nine months ended September 30, 2018 and 2017

The profit (loss) for each segment and the net loss before income taxes for the Corporation for the nine months ended September 30, 2018 and 2017 are presented in the following tables.

For the nine months ended September 30, 2018	Small molecule therapeutics	Plasma- derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$21,148	$15,523	$106	$36,777
Intersegment revenues	—	21	319	(340)	—

Total revenues	—	21,169	15,842	(234)	36,777
Cost of sales and other production expenses	—	22,067	8,553	(200)	30,420
Manufacturing and purchase cost of therapeutics used for R&D activities	1,751	26,565	—	(146)	28,170
R&D - Other expenses	11,647	25,694	5,013	1	42,355
Administration, selling and marketing expenses	2,770	8,317	2,243	7,539	20,869

Segment profit (loss)	$(16,168)	$(61,474)	$33	$(7,428)	$(85,037)
Loss on foreign exchange					768
Finance costs					15,502
Losses on extinguishments of liabilities					1,278
Share of losses of an associate					22

Net loss before income taxes					$(102,607)

Other information
Depreciation and amortization	$350	$2,724	$727	$255	$4,056
Share-based payment expense	579	789	190	1,425	2,983

For the nine months ended September 30, 2017	Small molecule therapeutics	Plasma- derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$19,724	$2,065	$10,664	$66	$32,519
Intersegment revenues	—	27	1,459	(1,486)	—

Total revenues	19,724	2,092	12,123	(1,420)	32,519
Cost of sales and other production expenses	533	2,895	5,893	(1,600)	7,721
Manufacturing and purchase cost of therapeutics used for R&D activities	1,414	22,807	—	(427)	23,794
R&D - Other expenses	12,559	29,780	5,448	609	48,396
Administration, selling and marketing expenses	2,792	9,272	1,925	8,671	22,660

Segment profit (loss)	$2,426	$(62,662)	$(1,143)	$(8,673)	$(70,052)
Loss on foreign exchange					701
Finance costs					5,326
Losses on extinguishments of liabilities					4,191

Net loss before income taxes					$(80,270)

Other information
Depreciation and amortization	$310	$2,057	$636	$263	$3,266
Share-based payment expense	1,017	1,552	291	3,231	6,091

Small molecule therapeutics segment

The segment loss for Small molecule therapeutics was $16.2 million during the nine months ended September 30, 2018 compared to a $2.4 million profit during the corresponding period, a decrease of $18.6 million mainly due to the recognition of $19.7 million in milestone and licensing revenues in 2017 in regards to a licensing agreement signed with Jiangsu Renshou Pharmaceutical Co, Ltd, an affiliate of SRAM, whereas no revenues were recorded in 2018.

Plasma-derived therapeutic segment

The revenues for the Plasma-derived therapeutics segment are usually generated from the sales of specialty plasma to third parties, the provision of services to licensees and some rental revenues coming from the leasing of a portion of the Belleville plant. During the nine months ended September 30, 2018, the segment sold $19.7 million of normal source plasma. As a result of the change in the production forecast due to the delay of the BLA approval for Ryplazim™ (plasminogen), the Corporation decided to sell this inventory. The normal source plasma sold during the period, was sold at a value slightly below its carrying amount, generating a negative margin of $1.0 million.

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The manufacturing cost of plasma-derived therapeutics used for R&D activities was higher during the nine months ended September 30, 2018 at $26.6 million compared to $22.8 million during the corresponding period of 2017, representing an increase of $3.8 million. In 2018 there was a reduction in production activities at the Laval plant while that facility focuses on addressing the comments received by the FDA during the audit of this facility at the end of 2017 as part of the review of the BLA for RyplazimTM (plasminogen). This resulted in a reduction in overall manufacturing expenses for Plasma-derived therapeutics, however since there was no commercial production in 2018, none of these expenses were capitalized to inventories compared to 2017. In addition, the plasminogen inventory that was on hand as of the previous year end was expensed throughout the current year as the timeline for re-submitting the BLA became clearer. It became evident that a portion of the inventory would be used for additional engineering runs while the balance would be used to supply the patients who were part of the clinical trials while they await for it to become commercially available. The reduction in plasminogen inventory capitalized more than offset the overall reduction in manufacturing expenses, thus causing an increase in the manufacturing cost of therapeutics used for R&D activities for the nine months ended September 30, 2018 compared to the corresponding period of 2017.

Other R&D expenses were $25.7 million during the nine months ended September 30, 2018 compared to $29.8 million during the corresponding period of 2017 representing a decrease of $4.1 million. The decrease is mainly due to the reduction in the clinical trial and pre-clinical research expenses which were partially offset by additional spending in relation to the implementation and validation of additional analytical assays and “in-process” controls in the manufacturing of Ryplazim™ (plasminogen).

Administration, selling and marketing expenses decreased by $1.0 million during the nine months ended September 30, 2018 compared to the corresponding period in 2017 due to a reduction in consultant fees that the segment invested in to prepare for the commercial launch of Ryplazim™ (plasminogen). These activities are expected to resume in 2019.

Overall, the segment loss for Plasma-derived therapeutics at $61.5 million during the nine months ended September 30, 2018 was slightly lower than the $62.7 million loss during the corresponding period of 2017.

Bioseparations segment

The revenues for the Bioseparations segment are generated mainly from sales of goods, by providing resin development services to external customers and from its transactions with the Plasma-derived therapeutics segment. Revenues for the segment increased by $3.7 million for the nine months ended September 30, 2018 compared to the corresponding period of 2017 of which $4.9 million is an increase due to revenues from third parties and $1.1 million is a decrease due to Intersegment revenues. This strong growth in third party sales is due to a number of factors including the expansion of manufacturing activities by existing clients who utilize Prometic’s products in their production processes, the adoption of products by new clients, the introduction of new products and the continuing expansion of the market for bioseparation products. The higher external sales revenue in Great British Pounds (“GBP”) was compounded by a higher CAD/GBP exchange rate this year compared to the same period in 2017. The decline in intersegment revenues was due to less demand from the Plasma-derived therapeutic segment resulting from a reduction in their production activities.

The cost of sales and other production expenses increased mainly due to the increase in sales and margins percentages were similar over both periods. Other R&D expenses and Administration, selling and marketing costs remained relatively stable.

The Bioseparations segment broke even during the nine months ended September 30, 2018 compared to a loss of $1.1 million during the corresponding period in 2017 mainly due to the increased contribution from the sales of goods.

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Revenues from the sale of goods is composed of different products and the margins on individual products vary significantly. Several Prometic products are custom designed for specific customers. Since key customers tend to place significant orders that may not be repeated on a yearly basis, the sales for individual products are quite variable. This is compounded by the fact that a high proportion of sales in a given period usually come from a limited number of customers. If larger customers purchase higher margin product or lower margin product, it creates volatility in the total margins and the cost of goods sold from period to period. In addition, the size of the orders affects the batch size used in production, and larger batch sizes typically result in higher gross margins.

For the quarters ended September 30, 2018 and 2017

The profit (loss) for each segment and the net loss before income taxes for the Corporation for quarters ended September 30, 2018 and 2017 are presented in the following tables.

For the quarter ended September 30, 2018	Small molecule therapeutics	Plasma- derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$6,187	$6,107	$36	$12,330
Intersegment revenues	—	7	—	(7)	—

Total revenues	—	6,194	6,107	29	12,330
Cost of sales and other production expenses	—	5,536	3,758	(46)	9,248
Manufacturing and purchase cost of therapeutics used for R&D activities	—	10,273	—	(22)	10,251
R&D - Other expenses	4,166	8,071	1,616	1	13,854
Administration, selling and marketing expenses	958	2,598	741	1,925	6,222

Segment profit (loss)	$(5,124)	$(20,284)	$(8)	$(1,829)	$(27,245)
Gain on foreign exchange					(1,301)
Finance costs					5,927
Losses on extinguishments of liabilities					1,278
Share of losses of an associate					22

Net loss before income taxes					$(33,171)

Other information
Depreciation and amortization	$93	$932	$232	$88	$1,345
Share-based payment expense	254	293	66	544	1,157

For the quarter ended September 30, 2017	Small molecule therapeutics	Plasma- derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$19,724	$651	$3,626	$33	$24,034
Intersegment revenues	—	9	647	(656)	—

Total revenues	19,724	660	4,273	(623)	24,034
Cost of sales and other production expenses	533	1,694	2,472	(919)	3,780
Manufacturing and purchase cost of therapeutics used for R&D activities	303	7,194	—	(343)	7,154
R&D—Other expenses	4,622	8,976	1,917	606	16,121
Administration, selling and marketing expenses	1,158	3,546	647	2,302	7,653

Segment profit (loss)	$13,108	$(20,750)	$(763)	$(2,269)	$(10,674)
Loss on foreign exchange					182
Finance costs					2,085
Losses on extinguishments of liabilities					4,191

Net loss before income taxes					$(17,132)

Other information
Depreciation and amortization	$110	$779	$194	$102	$1,185
Share-based payment expense	465	716	134	1,440	2,755

Small molecule segment

The segment loss for Small molecule therapeutics was $5.1 million during the quarter ended September 30, 2018 compared to a profit of $13.1 million for the corresponding period in 2017, representing an increase in loss of $18.2 million. The increase in loss is because the 2017 results include $19.7 million in milestone and licensing revenues pertaining to a licensing agreement signed with Jiangsu Renshou Pharmaceutical Co, Ltd, an affiliate of SRAM. This was partially offset by a reduction in R&D expenditures.

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During the quarter ended September 30, 2018, the Corporation corrected the allocation of the total R&D expenses between the manufacturing and purchasing cost of therapeutics and the other R&D expenses within the Small molecule segment. Previously, no amounts had be presented under manufacturing and purchase cost for the Small molecules therapeutics segment. The total segment loss presented during the first and second quarters of 2018 remains unchanged and the above tables for the quarter and the nine months ended September 30, 2018 reflect the correction. The restated R&D figures for the previous 2018 quarters are as follows:

	Quarter ended March 31, 2018	Quarter ended June 30, 2018	Six months ended June 30, 2018
Manufacturing and purchase cost of therapeutics used for R&D activities	$684	$1,067	$1,751
Other research and development expenses	4,266	3,215	7,481

Total research and development expenses	$4,950	$4,282	$9,232

Plasma-derived therapeutics segment

The segment loss for Plasma-derived therapeutics remained at similar levels during the quarter ended September 30, 2018 compared to the corresponding period in 2017. The increase in net sales was due to a $5.7 million sale of normal source plasma during the quarter which generated a gross margin of $0.5 million. The cost of manufacturing the therapeutics used in R&D activities increased mainly due to variation of inventories capitalized or expensed and the higher number of manufacturing weeks at the CMO facility in Winnipeg during the third quarter of 2018 compared the same period in 2017. Other R&D expenses declined slightly. Administration, selling and marketing expenses declined during the quarter ended September 30, 2018 compared to the corresponding period in 2017 mainly due to a reduction in marketing expenses.

Bioseparations segment

Revenues for the segment increased by $1.8 million for the quarter ended September 30, 2018 compared to the corresponding period of 2017 mainly as a result of higher product sales to third parties. The increase in the sales and the margin contribution contributed to the segment breaking even during the quarter ended September 30, 2018 compared to a loss of $0.8 million during the corresponding period in 2017.

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Financial condition

The consolidated statements of financial position at September 30, 2018 and December 31, 2017 are presented in the following table, followed by a discussion of the key changes in the statement of financial position between both dates.

	September 30, 2018	December 31, 2017
Cash	$21,353	$23,166
Accounts receivable	5,454	6,839
Income tax receivable	5,071	4,116
Inventories	14,983	36,013
Prepaids	2,111	2,141

Total current assets	48,972	72,275
Long-term income tax receivable	111	108
Other long-term assets	5,668	8,663
Capital assets	46,450	45,254
Intangible assets	162,525	156,647
Investment in an associate	1,182	—
Deferred tax assets	926	926

Total assets	$265,834	$283,873

Accounts payable and accrued liabilities	$29,231	$29,954
Advance on revenues from a supply agreement	—	1,901
Current portion of long-term debt	2,139	3,336
Deferred revenues	806	829

Total current liabilities	32,176	36,020
Long-term portion of operating and finance lease inducements and obligations	1,900	2,073
Other long-term liabilities	4,326	3,335
Long-term debt	150,544	83,684
Deferred tax liabilities	12,902	15,330

Total liabilities	$201,848	$140,442

Share capital	$581,842	$575,150
Contributed surplus	18,708	16,193
Warrants and future investment rights	85,675	73,944
Accumulated other comprehensive loss	(1,864)	(1,622)
Deficit	(651,911)	(541,681)

Equity attributable to owners of the parent	32,450	121,984
Non-controlling interests	31,536	21,447

Total equity	63,986	143,431

Total liabilities and equity	$265,834	$283,873

Inventories

Inventories decreased by $21.0 million at September 30, 2018 compared to December 31, 2017 principally due to the sale of normal source plasma inventory which was no longer required in the near term, and the use of the plasminogen work in progress inventory that existed at the December 31, 2017 for engineering runs and to supply participants in the plasminogen congenital deficiency clinical trials while they await for the therapeutic to become commercially available. These decreases were partially offset by an increase in bioseparations finished goods inventory.

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Other long-term assets

Other long-term assets decreased by $3.0 million at September 30, 2018 compared to December 31, 2017. The decrease is mainly due to the collection of the long-term receivable of $1.9 million during the current quarter, the reclass of $1.2 million of equity investment in scope of IFRS 9 to the investment in an associate (see below) and the reduction in the deferred financing costs by $1.6 million principally due to the amortization of the cost incurred in establishing the CF. These decreases were partially offset by the acquisition of an option to buy production equipment of $0.7 million and an increase in the investment in convertible debt of ProThera Biologics, Inc. (“ProThera”), for $1.0 million.

Intangible assets

Intangible assets increased by $5.9 million at September 30, 2018 compared to December 31, 2017. The increase is mainly due to the acquisition of two intellectual property licences relating to new indications for Plasma-derived therapeutics that the Corporation may target for future development. In consideration for the licences, the Corporation issued 4,000,000 warrants and committed to paying US$3 million, US$1 million on the date of the transaction, and another US$1 million on both the first and second anniversary of the transaction, to be settled in common shares of the Corporation. A financial liability has been recognised for the second and third payments.

Investment in an associate

During the quarter ended September 30, 2018, the Corporation concluded it exerted significant influence over ProThera a company headquartered in Rhode Island, U.S.A., as of August 15, 2018. As such, ProThera is considered an associate and consequently, the equity investment in ProThera is accounted for using the equity method. Following this determination, an amount of $1.2 million representing the investment in common shares of ProThera that was previously presented under other long-term assets was reclassified as an investment in an associate.

Prometic is in the process of developing fair value estimates as required when an investment becomes an associate. The amounts recognized in the quarter are therefore based on the preliminary analysis. The ultimate impact of this transaction may change once this analysis is completed, which is expected by the end of fiscal 2018.

Starting from the time ProThera became an associate, the Corporation will recognize its share of ProThera’s profits and losses. Further details on the accounting policy for associates and this particular event are provided in notes 2 and 8 of the condensed interim consolidated financial statements for the quarter and nine months ended September 30, 2018.

Advance on revenues from a supply agreement

The advance on revenues from a supply agreement was repaid in full during the quarter ended September 30, 2018 which puts an end to this arrangement.

Long-term debt

Long-term debt increased by $66.9 million at September 30, 2018 compared to December 31, 2017. The increase is primarily due to the US$50 million drawn on the CF since December resulting in an increase in the long-term debt of $59.6 million. The interest accretion on the long-term debt during the nine months ended September 30, 2018 was $13.6 million. Those increases were partially offset by repayment made on long-term debt of $1.9 million, the repayment of stated interest on long-term debt of $3.9 million and the reduction in the OID loans following an extinguishments of liabilities.

Deferred tax liabilities

Deferred tax liabilities decreased by $2.4 million at September 30, 2018 compared to December 31, 2017 mainly due by the recognition of $2.1 million in deferred income tax assets on NantPro losses during the nine months ended September 30, 2018. The remainder of the decrease in the liability is due to the appreciation of the USD compared to the CAD increasing the Canadian dollar value of those deferred tax assets in the financial statements.

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Share Capital

Share capital increased by $6.7 million at September 30, 2018 compared to December 31, 2017 mainly due to the issuance of common shares for the acquisition of the non-controlling shareholders 13% interest in Prometic Bioproduction Inc. in exchange for 4,712,422 common shares at $3.6 million and the acquisition of licenses and an option to buy equipment, the total valued at $2.0 million. The remainder of the increase is due to the issuance of shares from the exercise of stock options.

Contributed surplus

Contributed surplus increased by $2.5 million at September 30, 2018 compared to December 31, 2017. The increase is principally due to the recognition of share-based payment expense of $3.0 million during the nine months ended September 30, 2018, partially offset by the exercise of stock options.

Warrants and future investment rights

Warrants and future investment rights increased by $11.7 million at September 30, 2018 compared to December 31, 2017 mainly due to the issuance of 4,000,000 warrants valued at $1.7 million for the acquisition of a license and the recognition of the vested portion of the Seventh Warrants which were issued on November 30, 2017, pursuant to entering into a CF agreement. During the nine months ended September 30, 2018, 28,000,000 of those warrants have vested and have been recognized for an amount of $10.0 million.

Non-controlling interests (“NCI”)

The non-controlling interests increased by $10.1 million at September 30, 2018 compared to December 31, 2017. The variation in the NCI between September 30, 2018 and December 31, 2017 is shown below:

Balance at December 31, 2017	$21,447
Share in losses	(4,169)
Share in Prometic’s funding of NantPro	2,609
Derecognition of the NCI in Prometic Bioproduction Inc.	11,649

NCI balance at September 30, 2018	$31,536

In April 2018, the Corporation and the non-controlling shareholders of Prometic Bioproduction Inc. entered into an agreement whereby Prometic would acquire the non-controlling shareholders 13% interest in the subsidiary in exchange for 4,712,422 common shares of the Corporation. The difference of $15,278 between the value of the equity issued in payment of the 13% ownership acquired of $3,629 and the value of the total net liabilities attributed to the NCI at the date of the transaction of $11,649 that was derecognized from the statement of financial position, was recognized in the deficit to reflect Prometic’s increase in the ownership of the subsidiary.

Cash flow analysis

The condensed interim consolidated statements of cash flows for the nine months ended September 30, 2018 and the comparative period in 2017 are presented below.

	Nine months ended September 30,
	2018	2017
Cash flows used in operating activities	$(56,992)	$(95,018)
Cash flows from financing activities	59,727	92,779
Cash flows from (used in) investing activities	(4,731)	3,814

Net change in cash during the period	(1,996)	1,575
Net effect of currency exchange rate on cash	183	(323)
Cash beginning of period	23,166	27,806

Cash end of the period	$21,353	$29,058

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Cash flow used in operating activities reduced by $38.0 million during the nine months ended September 30, 2018 compared to the same period in 2017, primarily as a result of inflows from the sale of normal source plasma in 2018, which had been capitalized as inventory in the comparative period and a reduction in spending to build up plasminogen inventories compared to 2017.

Cash flows from financing activities decreased by $33.1 million during the nine months ended September 30, 2018 compared to the same period in 2017. The cash flow received from the issuance of debt and warrants during the nine months ended September 30, 2018 was higher by $40.8 million compared to those received during the corresponding period of 2017 but lower than the proceeds received from the exercise of the future investment rights of $21.1 million and the proceeds of share issuances of $53.1 million during the nine months ended September 30, 2017.

Cash flows from investing activities decreased by $8.5 million during the nine months ended September 30, 2018 compared to the same period in 2017. In 2017, the Corporation sold marketable securities and short-term investments of $11.1 million while there was no such sale in 2018. This decrease in inflows was partially offset by a reduction in the payments made for the acquisition of capital assets.

LIQUIDITY AND CONTRACTUAL OBLIGATIONS

The Corporation funds its research and development activities with profits generated mainly from the sale of bioseparation products to third parties, the revenues it receives from licensing agreements, and periodically from the issuance of shares, warrants and long-term debt. During 2018, the Corporation also sold plasma inventory that it would normally use in manufacturing but did not require in the short-term. Depending on the licensing agreements or agreements entered into with third parties to jointly develop a therapeutic for a certain health indication and market, the Corporation will likely need to secure additional funds to finance its R&D activities until such time as the Plasma-derived therapeutics that are currently at the BLA stage (plasminogen for congenital deficiency) and still in phase 3 clinical trials (IVIG for PIDD), are commercialized and generating revenues.

As the Corporation develops its scale-up plans for both production capacity and plasma sourcing, the level of future investment required will be determined by the decision to scale-up in-house or via outsourcing to third parties. The Corporation’s capacity to successfully attract new financings will depend namely on the attractiveness of Prometic’s common shares to investors, which will be influenced by many factors including the success of our regulatory filings, the progression of clinical trials, the market risks and economic merits of our projects.

On October 29, 2018, the Corporation signed a binding letter of intent with SALP to extend the maturity date of the US$80 million CF from November 30, 2019 to September 30, 2024 and all three OID loans from July 31, 2022 to September 30, 2024.

Interest on amounts outstanding on the CF will continue to be payable quarterly at an annual rate of 8.5% during the period of the extension. As of July 31, 2022, the OID loans will be restructured into cash paying loans bearing interest at an annual rate of 10%, payable quarterly. The outstanding face values of the OID loans at that date will become the principal amounts of the restructured loans. As additional consideration for the extension of the maturity dates, Prometic will cancel 100,117,594 existing warrants and grant new warrants to SALP, bearing a term of 8 years and exercisable at a per share price equal to $1.00. The exact number of warrants to be granted will be set at a number that will result in SALP having a 19.99% fully-diluted ownership level in Prometic upon grant of the warrants to be issued no later than December 27, 2018. The Corporation has not yet finalized the amounts to be recorded for this transaction.

The extension of the maturity date of the CF provides a significant improvement to the near-term cash requirements of the Corporation. This means that the funds we will be able to obtain from future financing initiatives will be invested in our key business initiatives, first of which is the launch of RyplazimTM (plasminogen).

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Looking ahead, there are several transactions that may generate additional cash inflows that will support the ongoing operational expenditures including:

•	The remaining US$10.0 million still available to draw upon under the CF;

•

In March 2018, the Corporation filed a final shelf prospectus valid for a period of 25 months that would enable a variety of equity financing transactions up to an aggregate of $250.0 million. In addition to this financing option, the Corporation is actively pursuing other financing opportunities;

•	The Corporation has approached governmental agencies in regard to financing certain manufacturing projects and these discussions could lead to financing for a portion of those costs;

•

the Corporation is in ongoing discussions with potential partners for its drug pipeline. Any such discussions may lead to a licensing transaction which could generate a combination of licensing, milestone and royalty revenues and;

•	the Corporation is currently actively involved in negotiating both equity and equity-linked financing instruments.

In addition to the efforts to obtain financing, the Corporation adjusts its R&D and general spending to take into consideration its working capital position over time. This also includes the Corporation implementing cost-saving measures.

Although the Corporation believes that it will be able to obtain the necessary funding as in the past, there can be no assurance of the success of these plans. Therefore, the use of the going concern assumption, on which the condensed interim consolidated financial statements as at September 30, 2018 are prepared, may not be appropriate as Prometic’s main activities continue to be in the R&D stage and during the nine months ended September 30, 2018, the Corporation incurred a net loss of $96.8 million and used $57.0 million in cash for its operating activities, while at September 30, 2018, the current assets net of current liabilities is a surplus of $16.8 million. These circumstances indicate the existence of a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern without a significant restructuring and/or financing. The condensed interim consolidated financial statements for the quarter and nine months ended September 30, 2018 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue as a going concern. Such adjustments could be material.

Financial obligations

The timing and expected contractual outflows required to settle the financial obligations of the Corporation recognized in the consolidated statement of financial position at September 30, 2018 are presented in the table below:

		Contractual Cash flows
At September 30, 2018	Carrying amount	Payable within 1 year	2 - 3 years	Later than 4 years	Total
Accounts payable and accrued liabilities 1)	$26,949	$26,949	$—	$—	$26,949
Long-term portion of settlement fee payable	98	—	115	—	115
Long-term portion of royalty payment obligations	2,865	—	3,276	335	3,611
Long-term license acquisition payment obligation	1,289	—	1,290	—	1,290
Long-term debt 2)	152,683	9,911	91,881	113,469	215,261

	$183,884	$36,860	$96,562	$113,804	$247,226

1)	Excluding $2,282 for current portion of operating and finance lease inducement and obligations.
2)

Under the terms of the OID loans and the CF, the holder of Second, Third, Fourth, Fifth, Sixth and Seventh Warrants may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table. In addition, SALP may use its right to set-off amounts it may owe to Prometic by reducing the OID loans.

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Commitments

The Corporation’s commitments have remained essentially unchanged from those disclosed in the MD&A for the year ended December 31, 2017.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected quarterly financial information for the last eight quarters:

		Net loss attributable
		to the owners of the parent
Quarter ended	Revenues	Total	Per share basic & diluted
September 30, 2018	$12,330	$(28,472)	$(0.04)
June 30, 2018	20,155	(32,270)	(0.05)
March 31, 2018	4,292	(31,671)	(0.04)
December 31, 2017	6,596	(38,279)	(0.05)
September 30, 2017	24,034	(15,542)	(0.02)
June 30, 2017	3,619	(29,513)	(0.04)
March 31, 2017	4,866	(26,397)	(0.04)
December 31, 2016	4,111	(37,308)	(0.06)

Revenues from period to period may vary significantly as these are affected by the timing of orders for goods, the shipment of the orders, and the timing of providing research services under service agreements. The revenues are also affected by the timing of the signing of licensing agreements and achievement of milestones established in these agreements and how these revenues are recognized for accounting purposes. The timing of the recognition of these revenues and the timing of the recognized expense can cause significant variability in the results from quarter to quarter.

Revenues during the quarter ended December 31, 2016 totalled $4.1 million which were reflective of the average quarterly revenues attained during 2016. Total R&D expenses were $28.0 million, an increase of $4.3 million compared to the previous quarter due to an increase in clinical trial spend, employee compensation and an increase in share-based payment expense of $1.8 million. Administration, selling and marketing expenses were $12.8 million, an increase of $6.3 million from the prior quarter which was mainly attributable to salary and benefit expenses resulting from an increase in headcount and the related increase in operating costs, higher share-based payment expense of $1.5 million and severance expense of $2.1 million recorded in relation to rationalisation efforts at Telesta.

Revenues were $4.9 million during the quarter ended March 31, 2017, which represents an increase of $0.8 million compared to the previous quarter ended December 31, 2016. R&D and administration, selling and marketing expense both decreased by $3.6 million and $5.9 million respectively compared to the fourth quarter of 2016. The decline in R&D expense were mainly due to lower clinical trial expenses and a reduction in the cost of manufacturing therapeutics used for R&D activities as our Plasma-derived therapeutics segment started manufacturing plasminogen for commercial purposes, which cost was capitalized in inventories. Share-based payment expense recorded under R&D and administration, selling and marketing expenses, was lower by $1.2 million and $1.3 million, respectively this quarter. The fact that there were no severance expense recorded as compared to the fourth quarter of 2016, brought administration, selling and marketing expense to a more normal level.

Revenues declined to $3.6 million during the quarter ended September 30, 2017 as a result of lower sales of affinity resins. R&D was stable at $24.5 million and administration, selling and marketing expenses at $8.1 million was higher by $1.1 million.

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Revenues were $24.0 million during the quarter ended June 30, 2017 mainly driven by licensing and milestone revenues following the signing of a small molecule licensing agreement which resulted in $19.7 million of revenue for the Corporation. R&D and administration, selling and marketing expense were $23.2 million and $7.7 million respectively, remaining at similar levels to the prior quarter. A non-cash loss on extinguishments of liabilities of $4.2 million was recorded as the holder of the long-term debt decided to reduce the face value of the loan in consideration of the shares they received pursuant to a private placement that occurred in July 2017.

Revenues during the quarter ended December 31, 2017 were $6.6 million, of which the majority was driven by product sales and service revenues from the Bioseparations segment. Research and development and administration, selling and marketing expense were $28.2 million and $8.8 million respectively. The increase in R&D costs of $5.0 million compared to the previous quarter is mainly due to higher expense relating to cost of therapeutics to be used in clinical trials, an increase in the external cost incurred in running the trials and higher salary and benefit expenses. Administration, selling and marketing expenses were slightly higher by $1.1 million principally due to higher salary and benefit expenses. During the quarter, the Corporation recognized a bad debt expense of $20.5 million, effectively offsetting the milestone and licensing revenues earned during the previous quarter.

Revenues were $4.3 million during the quarter ended March 31, 2018 of which $3.8 million came from product sales. Cost of sales and other production expenses were high reflecting lower margins on the products sold during the period and an inventory write-off on a portion of the plasma held in inventory to net realisable value in advance of a sales transaction to take place during the next quarter but for which the selling price had been settled in advance. R&D expenses at $22.4 million were lower by $5.8 million and administration, selling and marketing expenses also declined by $1.1 million compared to the previous quarter. Financing cost increased to $4.2 million reflecting the higher debt level and the higher borrowing cost of the CF.

Revenues during the quarter ended June 30, 2018 were $20.2 million, of which the majority was driven by a $14.0 million sale of plasma. Sales of product from the Bioseparations segment made up most of the remaining revenues reflecting strong sales for that segment. Cost of sales and other production expenses were $16.4 million reflecting the sale of plasma. R&D expenses at $24.0 million increased slightly over the previous quarter while administration, selling and marketing expense decreased slightly to $6.9 million. Financing cost increased to $6.3 million reflecting the higher debt level and the higher borrowing cost of the CF.

Revenues during the quarter ended September 30, 2018 were $12.3 million, of which was driven equally by sales from Plasma-derived therapeutics and Bioseparations segments. Bioseparations sales were once again strong during this quarter. Sales from the Plasma-derived segment included as in the previous quarter, a sale of normal source plasma in the amount of $5.7 million. Cost of sales and other production expenses were $9.2 million. R&D expenses at $24.1 million were similar to the previous quarter while administration, selling and marketing expenses decreased slightly to $6.2 million. Financing cost increased to $5.9 million reflecting the higher debt level and the higher borrowing cost of the CF.

OUTSTANDING SHARE DATA

The Corporation is authorized to issue an unlimited number of common shares. At November 12, 2018, 718,126,512 common shares, 12,500,850 options to purchase common shares, 9,672,823 restricted share units and 125,672,099 warrants to purchase common shares were issued and outstanding.

TRANSACTIONS BETWEEN RELATED PARTIES

During the quarter ended September 30, 2018, ProThera became an associate of the Corporation and as such is now considered a related party. The Corporation earns interest on its investment in ProThera’s convertible debt and may at times earn revenues on services provided to ProThera. The interest earned during the quarter was minimal and no revenues on services were recognized.

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CHANGES IN ACCOUNTING POLICIES

The accounting policies used in the consolidated financial statements are consistent with those applied by the Corporation in its December 31, 2017 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Corporation and were adopted by the Corporation as of January 1, 2018 as described below.

IFRS 9, Financial Instruments – Recognition and Measurement (“IFRS 9”)

IFRS 9 replaces the provisions of IAS 39, Financial Instruments – Recognition and Measurement and provides guidance on the recognition, classification and measurement of financial assets and financial liabilities, the derecognition of financial instruments, impairment of financial assets and hedge accounting.

The Corporation adopted IFRS 9 as of January 1, 2018 and the new standard has been applied retrospectively in accordance with the transitional provisions of IFRS 9.

There has been no significant impact caused by the new classification of financial assets under IFRS 9. The classification of all financial liabilities as financial liabilities at amortized cost remains unchanged as well as their measurement resulting from their classification.

Under IFRS 9, modifications to financial assets and financial liabilities, shall be accounted for by recalculating the present value of the modified contractual cashflows at the original effective interest rate and the adjustment shall be recognized as a gain or loss in profit or loss. Under IAS 39, the impact of modifications was recognized prospectively over the remaining term of the debt.

The adoption of the accounting for modifications under the new standard has resulted in the restatement of the opening deficit and the long-term debt at January 1, 2018 as follows:

Deficit	$110
Long-term debt	(110)

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

The Corporation adopted IFRS 15 as of January 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognized in the opening deficit balance on January 1, 2018. The Corporation has also availed itself of the following practical expedients:

•	the standard was applied retrospectively only to contracts that were not completed on January 1, 2018; and

•

for contracts that were modified before January 1, 2018, the Corporation analyzed the effects of all modifications when identifying whether performance obligations were satisfied, determining the transaction price and allocating the transaction price to the satisfied or unsatisfied performance obligations.

There has been no impact of the adoption of IFRS 15 as at January 1, 2018.

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IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Corporation adopted IFRIC 22 retrospectively on January 1, 2018. The adoption of the standard did not have a significant impact on the financial statements.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The IFRS accounting standards and interpretations that the Corporation reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Corporation when applied at a future date are presented below. The Corporation intends to adopt these standards when they become effective.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 is a major revision of the way in which companies account for leases and will no longer permit off balance sheet leases. Adoption of IFRS 16 is mandatory and will be effective for the Corporation’s fiscal year beginning on January 1, 2019.

The Corporation is in the process of evaluating the impact of adopting IFRS 16 on its consolidated financial statements.

SIGNIFICANT JUDGMENTS AND CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. As a result of the application of IFRS 15, the Corporation has modified its disclosure on significant judgments relating to revenue recognition. The other significant accounting judgments and critical accounting estimates applied by the Corporation, disclosed in the MD&A for the year ended December 31, 2017, remain unchanged.

Revenue recognition – The Corporation does at times enter into revenue agreements which provide, among other payments, up-front and milestone payments in exchange for licenses and other access to intellectual property. It may also enter into several agreements simultaneously that are different in nature such as license agreements, R&D services, supply and manufacturing agreements. In applying the IFRS 15 revenue recognition model, management may be required to apply, depending on the contracts, significant judgment including the identification of the performance obligations.

Determining whether the performance obligations are distinct involves evaluating whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer. Once the distinct performance obligations are identified, management must then determine if each performance obligation is satisfied at a point in time or over time. For license agreements, this requires management to assess the level of advancement of the intellectual property being licensed.

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FINANCIAL INSTRUMENTS

Use of financial instruments

The financial instruments that are used by the Corporation result from its operating and investing activities, namely in the form of accounts receivables and payables, and from its financing activities resulting usually in the issuance of long-term debt. The Corporation does not use financial instruments for speculative purposes and has not issued or acquired derivative financial instruments for hedging purposes.

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the nine months ended September 30, 2018 include income, expense, gains and losses relating to financial instruments:

•	finance costs;

•	losses on extinguishments of liabilities; and

•	foreign exchange gains and losses.

Financial risk management

The Corporation has exposure to credit risk, liquidity risk and market risk. The Corporation’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Corporation’s policies on an ongoing basis to ensure that these risks are appropriately managed. The management of the financial risks are the same as those described in the December 31, 2017 MD&A.

RISK FACTORS

For a detailed discussion of risk factors which could impact the Corporation’s results of operations and financial position, other than those risks pertaining to the financial instruments, please refer to the Corporation’s Annual Information Form filed on www.sedar.com

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

No changes were made to the Corporation’s internal controls over financial reporting during the nine months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect the internal controls over financial reporting.

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